
June 5, 2024

Houqi Zhang
Chief Executive Officer
Autozi Internet Technology (Global) Ltd.
Building B09, Intelligence Park No. 26
Yongtaizhuang North Road
Haidian District, Beijing, China

> **Re: Autozi Internet Technology (Global) Ltd.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed May 10, 2024**
> **File No. 333-273166**

Dear Houqi Zhang:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 6, 2024 letter.

Amendment No. 5 to Registration Statement on Form F-1 filed May 10, 2024

General

1.   We note your response to prior comment 5. Please further elaborate on the following aspects of your response:
     - the reasons for adding the resale offering to the registration statement at this time. In this regard, your response indicates that the number of shares being registered in the resale offering compared to the number of shares being registered in the initial public offering was determined based on "the number that the Selling Shareholders intend to register and resell," but does not adequately address whether and why the resale offering is being registered at the same time as the public offering. Explain in additional detail why the company has elected to add a resale component rather than meet "the total expressed interest in and demand for the Company's securities from

potential investors" solely through a traditional firm commitment underwritten offering;

- how and when the selling shareholders were selected to participate in the resale offering, including which party(ies) initiated contact regarding the potential transaction. Your response states that "the Sponsors...indicated to the Company about its intent to register and resell a portion of its shares," but it is unclear when and how this occurred; and

- why it was decided that the selling shareholders would not be subject to lock-up arrangements with respect to only the resale shares and whether the underwriter sought to have the selling shareholders subjected to such lock-up provisions. Your response indicates that you and the underwriters "agreed" to change the lock-up arrangements at the time the resale prospectus was filed; please expand to explain the underlying reasoning for such agreement, detail any negotiations that took place, and discuss why the availability of a set of resale shares three times the size of the primary offering for offer and sale into the market once trading commences does not create concern for the underwriters' ability to facilitate the creation of a public market.

Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yang Ge, Esq.